

Mail Stop 3561

December 18, 2015

Lin Kok Peng
New Asia Energy, Inc.
33 Ubi Avenue 3 07-57
Vertex Tower A Singapore 408868

   Re:` New Asia Energy, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed April 15, 2015
     File No. 000-54171

Dear Mr. Peng:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 9A. Controls and Procedures, page 22

1. We note that your management evaluated the effectiveness of your disclosure controls and procedures as of December 31, 2013 and concluded as of that date that your controls and procedures were effective. Please amend your filing to provide an evaluation and conclusion on the effectiveness of your disclosure controls and procedures as of December 31, 2014. Please refer to Item 307 of Regulation S-K.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products